SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ (Tax ID) # 76.483.817/0001-20
COMPANHIA DE CAPITAL ABERTO

CVM Register # 1431-1
SEC (CUSIP) Register 20441B407 – Preferenciais “B”
SEC (CUSIP) Register 20441B308 – Ordinárias
LATIBEX Register 29922 – Preferenciais “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING
TO BE HELD AT THE COMPANY’S HEADQUARTERS, AT RUA CORONEL DULCÍDIO
# 800 – 10TH FLOOR, CURITIBA - PR,
AT 2 PM ON NOVEMBER 13TH, 2003

AMENDMENTS TO THE COMPANY’S BY-LAWS
(Obs.: the by-laws provisions which are not referred to in the boxes below will not be amended following the current proposal)

CURRENT WORDING	PROPOSED WORDING / AMENDMENTS (the amendments are expressed by underlined and italic phrases)

Art. 6° The preferred shares shall be of classes “A” and “B” and shall carry no voting rights.	Caption unchanged.

New paragraph 3 included, reading as follows, causing the subsequent paragraphs to be renumbered:

Par 3. The dividends to be paid to preferred shares, as set forth in paragraphs 1 and 2 of this article, shall be, at least, 10% (ten per cent) higher than the dividends to be paid to common shares, as defined in sub-section II of paragraph 1 of article 17 of Law no. 6404/76, with the amendments introduced by Law no.10303/2001;

Art. 14 The Board of Directors shall hold an ordinary meeting once every three months. Extraordinary meetings shall be convened whenever necessary. Both ordinary and extraordinary meetings shall be called by the Board president by letter, telegram or telex on a prior 72-hour notice. The Board of Directors shall operate with the presence of the simple majority of its members.	Art. 14 The Board of Directors shall hold an ordinary meeting once every three months. Extraordinary meetings shall be convened whenever necessary. Both ordinary and extraordinary meetings shall be called by the Board president by letter, telegram, fax or e-mail, on a prior 72-hour notice. The Board of Directors shall operate with the presence of the simple majority of its members.

Art. 15 The Board of Directors shall:	Caption unchanged.

New sub-section III included, reading as follows, causing the subsequent sub-sections to be renumbered:

III approve the appointments of the Board of Directors, as per Article 20, sub-section XIII of these By-laws.

Art. 17 The Company shall have a Board of Officers with executive duties and it shall be composed of eight members, who may or may not be shareholders, all residing in the country, Brazilians or a majority of Brazilians, prevailing powers being vested in the latter. All the officers shall be elected by the Board of Directors for a three-year term, reelection being permitted. The chief officers shall be:
• Chief Executive Officer;
• Chief Planning Officer;
• Chief Administrative Officer;
• Chief Financial Officer;
• Chief Investor Relations Officer;
• Chief Marketing Officer;
• Chief Governmental Relations Officer; and
• Chief Corporate Partnerships Officer.	Art. 17 The Company shall have a Board of Officers with executive duties and it shall be composed of 6 (six) members, who may or may not be shareholders, all residing in the country, Brazilians or a majority of Brazilians, prevailing powers being vested in the latter. All the officers shall be elected by the Board of Directors for a three-year term, reelection being permitted. The chief officers shall be:
• a Chief Executive Officer;
• a Chief Distribution Officer;
• a Chief Corporate Management Officer;
• a Chief Financial and Investor Relations Officer;
• a Chief Power Generation & Transmission and Telecommunications Officer; and
•a Chief Legal Officer.

Art. 20 The duties of the Board of Officers are prescribed as follows:	Caption unchanged.

XII negotiating and signing management documents with companies, as referred to in paragraph 6, or business units, as referred to in paragraph 7, both in this article, as the case may be. The delegation of those responsibilities to the managers of such companies or u-nits, as defined in the incorporation document, for companies, or in internal regulations, for business units, are accepted, by means of their accountability to the Company's Board of Officers;	XII negotiating and signing management documents with companies, as referred to in paragraph 6 of this article, its being allowed to delegate responsibilities to the respective managers, as provided for in the corresponding bylaws.

XIII appointing members of the boards of directors or management committees for companies or business units, as disposed for in paragraphs 6 and 7 of this article, as the case may be.	XIII making appointments for management positions or functions – management and audit committee members, officers, committee representatives – in the companies set forth in paragraph 6 and in any other companies in which the Company or its Wholly-owned Subsidiaries may hold or come to hold a stake.

§ 1 The duties referred to in articles 22 to 28 of these By-laws may be expanded by the Board of Directors, by the Chief Executive Officer of the Company, or by rules passed at a meeting of the Board of Officers.	Par. 1 The duties referred to in articles 22 to 26 of these By-laws may be expanded by the Board of Directors, by the Chief Executive Officer of the Company, or by rules passed at a meeting of the Board of Officers.

§ 4 Notwithstanding the provisions in article 21, IV, of these By-laws, the Company may also be represented in court by personal deposition of a lawyer from any of its legal services, or by another equally qualified employee appointed by the Company Chief Executive Officer.	Par. 4 Notwithstanding the provisions in article 21, IV, of these By-laws, the Company may also be represented in court by personal deposition of the Chief Legal Officer, a lawyer, or any other employee with higher education appointed by the Chief Executive Officer.

§ 7 For the period in which there is no specific company incorporated, the activities referred to in "a", "b" and "c" of paragraph 6 shall be carried out by business units, the board of directors in such event being named business management committee.	Par. 7 eliminated, subsequent paragraphs having being renumbered as a consequence, and adjustments made to the cross references affected by the renumbering.

§ 8 The strategic issues and the control of companies shall be dealt with by each related board of directors, which will be responsible for:

f) appointing the individuals in charge of the companies as disposed for in paragraph 6 of this article, as defined in the incorporation document of those companies;

g) evaluating studies and approving organizational framework changes of the company’s business u-nits in all its levels.	Renumbered Par. 7, all its provisions having remained unchanged, other than sub-sections “f” and “g”, below:

f) appointing the individuals in charge of the companies as disposed for in paragraph 6 of this article, abiding by the provisions set forth in sub-section XIII of this article.

g) evaluating studies and approving organizational framework changes of the companies that are the subject of paragraph 6 of this article.

§ 9 The board of directors as referred to in paragraph 8 above shall be composed of 3 (three) members minimum and 5 (five) members maximum, of which one must be the president of that company and the remaining, officers of the Company.	Renumbered Par. 8, with the previous reference to Par. 8 having been adjusted to “Par. 7”.

Par. 8 The board of directors as referred to in paragraph 7 of this article shall be composed of at least 3 (three) and at most 5 (five) members, all of them directors of the company, except for the chief executive officer of the Company as referred to in said paragraph, who will also be a member of the board.

Art. 21 The following duties shall fall under the Chief Executive Officer of the Company:	Caption unchanged.

II overseeing and running all Company business;	II overseeing and running the Company’s corporate planning and promoting its integration;

VII carrying out the functions of executive secretary of the Board of Directors when not presiding over it;

VIII carrying out the audit of programs and work plans related to the internal affairs of the areas of the Company.	The connection word “and” was eliminated as a result of the inclusion, after sub-section VIII (kept unchanged), of the new duties listed below.

Sub- section VIII unchanged.

The following new sub-sections were included:

IX Defining the Company’s strategies and marketing policies;

X Coordinating and monitoring the results of the Company’s marketing activities;

XI Coordinating the Company’s global communication;

XII Defining the Company’s environmental strategies and policies;

XIII Coordinating environmental institutional aspects and monitoring the ensuing results;

XIV Coordinating the Company’s ombudsman activities; and

XV Coordinating the political and institutional relations of the Company with government bodies and private entities, as well as providing the recording of corporate events and official communications to the Officers.

Art. 22 The Chief Planning Officer shall be responsible for:	Art. 22 The Chief Distribution Officer shall be responsible for managing the areas in charge of:

I designing, preparing, submitting, and coordinating all strategic projects of the Company;	I researching, studying, planning, building, operating and maintaining the power distribution system;

II following up all procedures concerning the submission of the projects mentioned in the preceding item to regulatory agencies and other relevant authorities;	II carrying out studies on the power market, the power balance and the purchase and sale of power, as well as carrying out the purchase and the marketing of power;

III carrying out the planning integration of the companies or business units, as set forth in article 20, paragraphs 6 and 7, of these bylaws, as the case may be;	III researching, studying, planning, developing and exploiting products and services connected with the distribution and marketing of power;

IV defining, disclosing and coordinating the corporate strategies;	IV providing customer servicing, in accordance with the law and corporate strategies;

V coordinating the companies’ management and the follow-up of their results.	V implementing measures designed to conserve power and fight power wastage, as well as technological research and development in the power field;

Sub-section VI included, as follows:

VI providing information and technical services regarding the rational use of power, for corporate initiatives that focus on the implementation and development of economic activities that are of interest for the development of the State.

Art. 23 The Chief Administrative Officer shall be responsible for:	Art. 23 The Chief Corporate Management Officer shall be responsible for the management of the areas in charge of:

I defining concepts, policies and guidelines for the Company's human resources;	I carrying out and coordinating the Company’s human resources policies and guidelines;

II defining policies and guidelines for the Company's logistics;	II coordinating the management of administrative activities and the monitoring of human resources, occupational planning and remuneration, training and development, healthcare in the workplace and safety in the workplace for the Company;

IV carrying out the organizational planning of the Company;	IV carrying out organizational development and the management of the Company’s culture;

V coordinating the acquisition of all necessary supplies, so as to obtain synergy and optimize their costs.	V carrying out and coordinating the Company’s organizational planning;

The following new sub-sections were included:

VI coordinating the activities that concern social responsibility and total quality for the Company;

VII planning, coordinating and carrying out the Company’s information technology solutions;

VIII defining policies and guidelines for the logistics of the Company’s services and supplies;

IX organizing and directing the logistical operations of services and supplies, as well as the sale of surplus, obsolete or no longer useful materials and equipment belonging to the Company;

X managing the assets of the companies;

XI prospecting, coordinating and implementing new business opportunities in association or joint partnership with third parties; and

XII planning, organizing, coordinating, guiding and monitoring the activities related with the Company’s corporate security.

Art. 24 The Chief Financial Officer shall be responsible for:	Art. 24 The Chief Financial and Investor Relations Officer shall be responsible for managing the areas in charge of:

I managing and controlling the Company's economic and financial resources;	The connecting word “and” was eliminated, as a result of the inclusion of new duties in the sequence, after sub-section II, which remains unchanged.

II managing the Company's budget;	Sub-section II unchanged.

The following new sub-sections were included:

III carrying out and coordinating the studies on tariffs for the Company;

IV representing the Company vis à vis the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários), the SEC, shareholders, investors, Stock Markets, the Central Bank of Brazil and other bodies related to activities connected with the capital market;

V carrying out the functions of control, the management of the Company’s economic and financial results and the management of its accounts.

VI taking action in connection with both federal and state regulating and inspecting bodies with regard to the subjects that are relevant to its activities; and

VII coordinating and consolidating the economic and financial analysis of the power market.

Art. 25 The Chief Investor Relations Officer shall be responsible for:	Excluded, with the subsequent articles having been renumbered, as a consequence.

Art. 26 The Chief Marketing Officer shall be responsible for:	Renumbered and amended as follows: Art. 25 The Chief Power Generation & Transmission and Telecommunications Officer shall be responsible for the areas in charge of:

I analyzing the structure of the different markets and their segments;	I researching, planning, constructing and exploiting power generation and marketing energy and power;

II setting down the marketing strategies and policies of the Company;	II planning and coordinating the operation and maintenance of the electric power generation systems, as well as the use of the power resources available to the Company;

III defining the tools for the marketing of the Company's products and services;	III marketing natural gas or any other fuel acquired through contracts and not used for the generation of power, as well as the subproducts resulting from the processing of these fuels in the Company’s thermoelectric power plants;

IV coordinating the Company's marketing efforts;	IV researching, conceiving, planning, building, operating and maintaining transport and electrical power transformation systems at current voltages and voltages greater than 69 kV;

V defining the policies for the Company's institutional image;	V exploiting the services of the electric power transmission system, at the current voltages and voltages greater than 69 kV;

VI coordinating the Company's global communications.	VI coordinating activities for the expansion, access and use of the electric power transport and transformation facilities at current voltages and voltages higher than 69 kV;

The following sub-sections were included:

VII researching, planning, exploiting and providing telecommunication services in general;

VIII studying, planning, coordinating and executing programs and activities concerning the environment, as well as managing land-related issues in the area of influence of the generation, transmission and telecommunication facilities .

IX providing services to third parties in its areas of specialization.

Art. 27 The Chief Governmental Relations Officer shall be responsible for:	Renumbered and amended as follows: Art. 26 The Chief Legal Officer shall be responsible for managing the areas in charge of:

I coordinating the Company's political and institutional relations with governmental and private entities;	I providing legal consulting and advisory services, issuing opinions and other statements to the Board of Officers and the Company’s other bodies.

II providing legal assistance on behalf of the Company's interests, especially is aspects related to corporate and public legal issues which are submitted for approval and/or review by the Company's management;	Excluded, with the following sub-section being renumbered, as a consequence.

III providing, in compliance with the law and the interests of the Company, the required activities to preserve the environment and advise the Company's management on any related issues.	Renumbered and amended as follows: II defending the Company’s interests and those of its subsidiaries, both in and out of court.

Sole paragraph included, as follows:

Sole Paragraph: The exercise of any legal activity, of any nature, is prohibited to any lawyer or legal specialist who is not a member of the Office of the Chief Legal Officer, or when the said person has been appointed to a managerial position in the department of another Chief Officer of the Company.

Art. 28 The Chief Corporate Partnerships Officer shall be responsible for:	Excluded, with the subsequent articles having been renumbered, as a consequence.

Art. 29	Renumbered Art. 27, its text having remained unchanged.

Art. 30 Sole paragraph The remuneration attributed by the Company to outside officers shall be equal to the average remuneration attributed to those in the employ of the Company.	Renumbered Art. 28, its text having remained unchanged.

Sole Paragraph In order to define remuneration, General Meetings will always take into account the complexity of the duties involved, the degree of responsibility of the management and the size of the Company; the remuneration of the Chief Executive Officer shall be higher by 10% (ten per cent) than whatever is established for the other Chief Officers.

Art. 31	Renumbered Art. 29, its text having remained unchanged.

Art. 32	Renumbered Art. 30, its text having remained unchanged, but with the addition of a Sole Paragraph, as follows:

Sole Paragraph: The Chairman of the Board of Directors shall be elected by his peers, after the Ordinary General Meeting.

Art. 33, 34, 35, 36, 37	Renumbered, respectively, Art. 31, 32, 33, 34, 35, their text having remained unchanged.

Art. 38 The Shareholders Meeting shall be called in a minimum eight-day advance. Should there be no quorum for its opening, there shall be a second calling at least five days prior to the meeting, pursuant to notice in the press.	Renumbered and amended as follows:

Art. 36 The Shareholders Meeting shall be called in a minimum 15 (fifteen) days advance. Should there be no quorum for its opening, there shall be a second calling at least 8 (eight) days prior to the meeting, pursuant to notice in the press.

Article 41 added to the TRANSITORY PROVISIONS, reading as follows:

Art. 41 Given the Company’s reunification process, the meetings of the board of officers of the wholly-owned subsidiaries shall be of a merely formal character and shall mandatorily reflect previous decisions of the Board of Officers of Companhia Paranaense de Energia - COPEL.

Curitiba, October 29, 2003

Paulo Cruz Pimentel
Executive Secretary of the
Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.